Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

	Six Months Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2013	2012	2011
	(unaudited)
Earnings:
Pretax income (loss) from continuing operations	$(4,637,620)	$58,990,678	$45,411,712	$79,045,303	$49,752,614
Fixed charges	30,723,896	45,508,411	61,038,847	42,809,788	30,450,471
Total earnings before fixed charges and preferred shares	$26,086,276	$104,499,089	$106,450,559	$121,855,091	$80,203,085

Fixed Charges:
Interest (expensed and capitalized)	$26,867,876	$38,430,444	$52,518,198	$38,027,275	$27,043,926
Amortized premiums, discounts and capitalized expenses related to indebtedness	3,837,072	7,042,845	8,491,437	4,765,109	3,387,123
Estimate of interest within rental expenses	18,948	35,122	29,212	17,404	19,422
Total fixed charges	$30,723,896	$45,508,411	$61,038,847	$42,809,788	$30,450,471

Preferred stock dividend	$12,206,753	$17,175,869	$7,221,041	$1,243,971	$—

Ratio of earnings to combined fixed charges (1)	0.85	2.30	1.74	2.85	2.63
Ratio of earnings to combined fixed charges and preferred stock dividends (1)	0.61	1.67	1.56	2.77	2.63

(1) The Company did not have any shares of preferred stock outstanding until June 2012 and paid its first preferred stock dividend in July 2012.